Exhibit 3.39

State of Delaware Secretary of State Division of Corporations Delivered 11:50 AM 09/25/2015 FILED 11:50 AM 09/25/2015 SR 20150266652 - File Number 5833369

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is QHCCS, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is            .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 25 day of September, 2015

By:	/s/ Robin Keck
Authorized Person (s)

Name:	Robin Keck